                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                      ADVANCED TECHNOLOGY INDUSTRIES, INC.
           -----------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $.0001 par value
           -----------------------------------------------------------
                         (Title of Class of Securities)

                                    00759X100
                         -------------------------------
                                 (CUSIP Number)

                                  Kurt Seifman
                     5 West 86th Street, New York, NY 10024
                                 (212) 877-0055
           -----------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 4, 2000
                          -----------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement or Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 6 Pages

This Amendment No. 1 amends the 13D filed by Kurt Seifman on November 8, 2000.

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CUSIP NO.  00759X100                   13D                     Page 2 of 6 Pages

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Kurt Seifman
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)/  /
                                                                      (b)/  /
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   /   /


-------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
-------------------------------------------------------------------------------
                         7   SOLE VOTING POWER

                             4,309,940
                         -------------------------------------------------------
     NUMBER OF           8   SHARED VOTING POWER
      SHARES
  BENEFICIALLY               13,114,393
    OWNED BY
      EACH               -------------------------------------------------------
    REPORTING            9   SOLE DISPOSITIVE POWER
     PERSON
      WITH                   4,309,940

                         -------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER

                             13,114,393

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     17,424,333
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Approximately 60.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

      IN
-------------------------------------------------------------------------------

CUSIP NO.  00759X100                   13D                     Page 3 of 6 Pages

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ERBC Holdings Limited
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)/  /
                                                                      (b)/  /
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   /   /

-------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
-------------------------------------------------------------------------------
                         7   SOLE VOTING POWER

                             -0-
                         -------------------------------------------------------
     NUMBER OF           8   SHARED VOTING POWER
      SHARES
  BENEFICIALLY               13,114,393
    OWNED BY
      EACH               -------------------------------------------------------
    REPORTING            9   SOLE DISPOSITIVE POWER
     PERSON
      WITH                   -0-

                         -------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER

                             13,114,393

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,114,393
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Approximately 45.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

         Title of Class: Common Stock, par value $.0001

         Issuer: Advanced Technology Industries, Inc.

         Principal Executive Offices:
                 Taubenstrasse 20
                 Berlin, Germany D-10117

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is filed on behalf of Kurt Seifman and ERBC Holdings Limited, hereinafter collectively referred to as "Reporting Parties". Mr. Seifman is the sole beneficial shareholder of ERBC Holdings Limited.

         (a) Kurt Seifman

         (b) Mr. Seifman's residential address is 5 West 86th Street, New York, NY, 10024

         (c) Mr. Seifman is the Chairman of the Board of Directors of ERBC Holdings Limited

         (d) During the last five years, Mr. Seifman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Seifman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Seifman is a United States citizen.


         (a) ERBC Holdings Limited ("ERBC")

         (b) The address of the company is c/o Finbar F. Dempsey & Company, Cockburn House, Market Street, P. O. Box 70, Grand Turk, Turks & Caicos Islands, British West Indies

         (c) The company is engaged in the merchant banking business.

         (d) During the last five years neither ERBC, nor, to the best of the knowledge of ERBC, any director or executive officer of ERBC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither ERBC, nor, to the best of the knowledge of ERBC, any director or executive officer of ERBC has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) ERBC is a British Virgin Islands corporation.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         ERBC has loaned the issuer money from time to time for the operations of ATI and to provide ATI with working capital which loans currently total in excess of $1,560,000. Issuer requested that ERBC convert $1,560,000 into 13,054,393 shares of ATI stock in full satisfaction of $1,560,000 of the previously contracted debt. ERBC was willing to do so and on December 4, 2000 ERBC and the issuer entered into an agreement providing that $1,560,000 of the previously contracted debt would be convertd to 13,054,393 shares of the $.0001 par value common stock of the issuer, extinguishing and satisfying $1,560,000 of said debt. A copy of the Agreement is attached hereto as Exhibit 7.1. ERBC also beneficially owns an additional 60,000 shares of issuer.

         In addition, Mr. Seifman beneficially owns an additional 4,309,940 shares of issuer. This ownership was reported by Mr. Seifman on Schedule 13D filed on November 8, 2000.

ITEM 4.  PURPOSE OF TRANSACTION.

         The issuer requested that ERBC consider converting a portion of its indebtedness to common stock of the issuer which was agreeable to ERBC. Pursuant to the Agreement ERBC is acquiring 13,054,393 shares of the issuer. Under the Agreement ERBC is prohibited from transferring the shares for a period of two years from the date of the Agreement without the consent of the issuer.

         Mr. Seifman may enter into agreements with certain shareholders of Bavaria Tech, Ltd., a Delaware corporation, to exchange shares of that company for shares of issuer owned by Mr. Seifman. The Reporting Parties may formulate other purposes, plans or proposals relating to any securities of the issuer owned by the Reporting Parties to the extent deemed advisable in light of market conditions, investment policies and other factors.

         Except as indicated in this Schedule 13D, the Reporting Parties have no present plans or proposals which relate to, or would result in, any of the matters enumerated in subsections (a) through (j), inclusive, of Item 4 of
Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Mr. Seifman is the individual beneficial owner of 4,309,940 shares of the issuer. Mr. Seifman is the sole beneficial owner of all of the outstanding stock of ERBC.

         (b) Mr. Seifman shares the power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by ERBC.

         (c) Within the last 60 days Mr. Seifman was granted a non-qualified stock option to purchase 125,000 shares of the issuer. This transaction was reported by Mr. Seifman on Schedule 13D filed on November 8, 2000. Within the last 60 days, ERBC acquired 60,000 shares of issuer pursuant to an offering by ATI on October 31, 2000. Other than the aforementioned transactions, the Reporting Parties have not engaged in any transactions with respect to the issuer's common stock in the past sixty days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described below, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Reporting Parties and any person with respect to any securities of the issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

         On or about August 23, 2000 the issuer entered into an agreement with Adrian and Dianna Joseph (the "Josephs") to issue 3,500,000 shares of its $.0001 par value common stock in consideration for the receipt of 3,500,000 shares of the $.0001 par value common stock of Nurescell, Inc. owned by them. This transaction is still in the process of being consummated and has not yet closed. Incident to the transaction the issuer demanded that the Josephs enter into a voting trust agreement under which the issuer would be the trustee. In lieu thereof, the Josephs have offered to execute an irrevocable proxy to vote their shares in the issuer for a period of five years and have proposed that Mr. Seifman be named the proxy holder. However, this matter has not yet been finalized. In the event Mr. Seifman becomes the proxy holder he will amend this Form 13D to reflect the additional voting power.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         7.1 Conversion Agreement.

         7.2 Copy of an Agreement between Kurt Seifman and ERBC to file this Statement on Schedule 13D on behalf of each of them.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED: December 13, 2000                 ERBC Holdings Limited

                                         By  /S/ Kurt Seifman
                                             -----------------------------------
                                             Kurt Seifman, Chairman of the Board


DATED: December 13, 2000                     /S/ Kurt Seifman
                                             -----------------------------------
                                             Kurt Seifman